UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Ordinary General Meeting of Shareholders

The 24th Ordinary General Meeting (the “Annual Meeting”) of shareholders of MEDIROM Healthcare Technologies Inc. (the “Company”) was held on March 29, 2024 at 9:00 a.m., Japan Standard Time (March 28, 2024 at 8:00 p.m., U.S. Eastern Time) in Tokyo, Japan. At the Annual Meeting, the shareholders of the Company approved and adopted all of the four resolutions as originally proposed as follows:

No.	Proposal
1.	Approval of the amendment of the Articles of Incorporation of the Company;
2.	Re-election of four (4) directors to serve for the ensuing year as members of the Board of Directors;
3.	Re-election of three (3) corporate auditors to serve for the ensuing four (4) years as members of the Board of Corporate Auditors; and
4.	Approval of the Company’s 2024 Equity Incentive Compensation Plan.

Other Events

On March 29, 2024, the Company issued a notice announcing the results of the Annual Meeting.

The notice furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Resolution of the 24th Ordinary General Meeting of Shareholders held on March 29, 2024 [English translation]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2024	MEDIROM HEALTHCARE TECHNOLOGIES INC.

	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer